Exhibit 99.15

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 16 March 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 334.4613 pence per ordinary share.